

June 26, 2015

Via E-mail
Jon S. Wheeler
Chief Executive Officer
Wheeler Real Estate Investment Trust, Inc.
Riversedge North
2529 Virginia Beach Blvd., Suite 200
Virginia Beach, Virginia 23452

> **Re:** **Wheeler Real Estate Investment Trust, Inc.**
> **Registration Statement on Form S-4**
> **Filed June 15, 2015**
> **File No. 333-204957**
>
> **Schedule TO-I**
> **Filed June 15, 2015**
> **File No. 005-88329**

Dear Mr. Wheeler:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1.   Please provide us with a brief legal analysis explaining the basis upon which the company concluded that the tender offer did not constitute a Rule 13e-3 transaction, as defined in Rule 13e-3(a)(3), with respect to the Series B Preferred Stock.

Incorporation of Certain Documents by Reference, page 130

2.   Based on the number of shares held by non-affiliates, as reported in your most recent
        Form 10-K, and the market price of your common stock over the most recent sixty days,
        it is unclear how you satisfy the requirements for incorporation by reference under
        General Instruction B.1. to Form S-4. As such, please provide us with your analysis as to
        your eligibility to incorporate by reference into the Form S-4. Refer also to General
        Instruction I.B.1. of Form S-3 and Compliance Disclosure and Interpretations, Securities
        Act Forms, Question 116.06. Alternatively, please revise the S-4 to remove the forward
        incorporating language in the introductory paragraph in this section and also include all
        of the information required by Item 14 of Form S-4. Please also see General Instruction
        B.2. to Form S-4.

Schedule TO-I

Item 10. Financial Statements

3.   We note the reference to "not applicable" under (a). Please provide your analysis as to
        why the information in Item 1010(a) of Regulation M-A need not be disclosed.

Exhibit (a)(5)

4.   Please note that the safe harbor provisions for forward-looking statements contained in
        the federal securities laws do not apply to statements made in connection with a tender
        offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please remove
        references to the PSLRA in all disclosure made in connection with the tender offer.

Registration Statement on Form S-4

General

5.   Please include the information disclosed in response to Items 2 and 3 of Schedule TO in
        the prospectus.

Questions and Answers About the Exchange Offer, page 4

When does the Exchange Offer expire?, page 6

6.   Disclosure indicates that shareholders may not withdraw preferred stock tendered any
        time after the Expiration Date. Please revise to acknowledge the withdrawal rights set
        forth in Exchange Act Rule 13e-4(f)(2)(ii).

Unaudited Pro Forma Financial Information, page 42

7.   Please also disclose the effect of the transaction on the company's ratio of earnings to fixed charges and book value per share. See Item 1010(b)(2) and (3) of Regulation M-A.

The Exchange Offer, page 88

8.   Please describe any plans that relate to or would result in delisting the Series B Preferred Stock from the NASDAQ Capital Market. Refer to Item 1006(c)(6) of Regulation M-A.

Consideration, page 89

9.   Please clarify, if true, that you are offering to exchange 500 shares of common stock for each share of Series A Preferred Stock tendered and 12.5 shares of common stock for each share of Series B Preferred Stock tendered.

Conditions of the Exchange Offer, page 89

10.   Disclosure indicates that failure to exercise any of the conditions at any time "will not constitute a waiver" of such condition. This language suggests that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and the company decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition. Additionally, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform shareholders how the company intends to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

Determination of Validity, page 93

11.   Disclosure indicates that your "interpretation of the terms and conditions of the Exchange Offer, including the instructions in the letter of transmittal, will be final and binding on all parties." Similar disclosure is included with respect to notices of withdrawal. Please revise to clarify that shareholders may challenge your determinations in a court of competent jurisdiction.

Description of Capital Stock, page 99

12.   We note the description of each class and series of stock of the company. Please also include an explanation of any material differences in the rights of holders of Series A Preferred Stock and holders of Series B Preferred Stock on the one hand and the rights of holders of common stock on the other hand. See Item 1004(a)(1)(x) of Regulation M-A.

Incorporation of Certain Documents by Reference, page 130

13.   Please note that Schedule TO does not permit forward-incorporation by reference. Please confirm that the Schedule TO will be amended to specifically include any information that is deemed to be forward-incorporated by reference into the Form S-4, or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tiffany Posil, Special Counsel, at (202) 551-3589 or Dan Duchovny, Special Counsel, at (202) 551-3619 if you have any questions regarding the comments pertaining to the Schedule TO. Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Bradley A. Haneberg, Esq.
Haneberg, PLC